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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            ---------------
                           Amendment No. 15
                                  to
                            Schedule 14D-1
                        Tender Offer Statement
  Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                             Statement on
                             Schedule 13D
               Under the Securities Exchange Act of 1934

                              Big B, Inc.
                       (Name of Subject Company)
                            ---------------
                         RDS Acquisition Inc.
                           Revco D.S., Inc.
                               (Bidders)
                            ---------------

               Common Stock, Par Value $0.001 Per Share
        (Including the Associated Common Stock Purchase Rights)
                    (Title of Class of Securities)
                              0888917106
                (CUSIP Number of Class of Securities)
                            ---------------

                          Jack A. Staph, Esq.
         Senior Vice President, Secretary and General Counsel
                           Revco D.S., Inc.
                        1925 Enterprise Parkway
                          Twinsburg, OH 44087
                            (216) 487-1667
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)
                            ---------------
                               Copy to:
                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                     New York, New York 10019-7475
                            (212) 474-1293

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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc.
("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 15. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

          Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          (a) Under the ABCA, a "short-form" merger (that is, a merger effected without the approval of the public shareholders of the Company) between the Company and the Purchaser can only be effected by merging the Company with and into the Purchaser, with the Purchaser continuing as the surviving corporation. After completing further due diligence with respect to the Company, Parent has concluded that the Company should survive any second-step merger effected after consummation of the Offer and that, accordingly, a "short-form" merger between the Company and the Purchaser should not be consummated. As a result, in lieu of a "short-form" merger, Parent currently intends, following the purchase of Shares pursuant to the Offer, to cause the Purchaser to effect a "long-form" merger with and into the Company, with the Company continuing as the surviving corporation. To that end, in accordance with the Merger Agreement, Parent has requested the Company promptly following consummation of the Offer to file and distribute proxy materials in connection with a special meeting of shareholders of the Company to be held as soon as practicable. Parent currently expects the special meeting to be held, and the Merger to be consummated, in late December 1996 or early January 1997.

          Item 10.  Additional Information.

          (e) On November 8, 1996, the Federal Court issued an order dismissing without prejudice the Rights Action (96-AR-2496-S).

          Item 11.  Material to be Filed as Exhibits.

          (g)(11) Order dated November 8, 1996, dismissing without prejudice the Rights Action (96-AR-2496-S).


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                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 is true, complete and correct.

Dated:  November 12, 1996

                              REVCO D.S., INC.,

                                 by /s/ Jack A. Staph
                                   -----------------------------
                                   Name:  Jack A. Staph
                                   Title: Senior Vice President,
                                          Secretary and General
                                          Counsel


                              RDS ACQUISITION INC.,

                                 by /s/ Jack A. Staph
                                   -----------------------------
                                   Name:  Jack A. Staph
                                   Title: Vice President and
                                          Secretary


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                             Exhibit Index


                                                                  Page

Exhibit (g)(11)     Order dated November 8, 1996, dismissing
                    without prejudice the Rights Action
                    (96-AR-2496-S).